SEC file number 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 2005

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F [A] Form 40-F [_]

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes [_] No [A]

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.)

      This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of
      Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 14 April 2005                FLETCHER CHALLENGE FORESTS LIMITED
                                  ----------------------------------

                                  /s/P M Gillard


                                   P M GILLARD
                                   SECRETARY

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                              [TENON LOGO OMITTED]

                                                                    News Release

TO:          THE BUSINESS EDITOR

From:        Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
             Telephone:         64-9-571 9846
             Fax:               64-9-571 9872


Please note: If you do not receive 2 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.


Information on Tenon Limited can be found at http://www.tenon.co.nz.

                    STOCK EXCHANGE LISTING: NEW ZEALAND (TEN)
================================================================================

Tenon Announces It Is Considering Adopting The United States Dollar As Its Functional Currency And Provides Earnings Guidance For Its Continuing Business

Auckland, 14 April 2005 - Tenon announced today that it is considering adopting the United States dollar as its functional currency following the settlement of the sale of its Structural Consumer Solutions business to Carter Holt Harvey Limited at the end of this month.

This reflects the fact that the majority of Tenon's continuing revenues and earnings arise from United States domiciled distribution operations and that the United States is also the primary market for its New Zealand based processing operations at Taupo.

Commenting on the functional currency issue, Chief Executive Officer John Dell said, "It is important for our shareholders to understand that they now own a United States dollar driven business and that the operations and capital structure will accordingly be managed from a United States dollar perspective. We believe that adopting the United States dollar as the Company's functional currency will provide greater transparency as to the underlying performance of Tenon's business, which is currently being masked by the translation of these USD denominated earnings into New Zealand dollars. Our United States domiciled businesses continue to perform soundly in challenging market conditions but this is difficult to see if one simply looks at the New Zealand dollar translated numbers because of the impact of the appreciation of the New Zealand dollar against the United States dollar."

Earnings Guidance for Continuing Business

Tenon advises that forecast earnings before interest, taxation, depreciation and amortisations ("EBITDA") for the continuing business (after the sale of the Structural business) will be approximately US$29 million (NZ$41 million translated at the average NZD/USD exchange rate of 0.70). The continuing business incorporates earnings from the Appearance business (US$29 million), allocated support costs (US$5 million) and a net benefit from interest revenue and foreign exchange gains and losses (US$5 million). This guidance is consistent with Tenon's earlier statement that earnings from the Appearance business were likely to be slightly lower than that contained in the May 2004 target company statement (US$32 million translated at NZD/USD exchange rate of 0.60).


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EBITDA from the discontinued Structural business (net of allocated support costs) for the ten months to the end of April together with the gain on sale of the Structural business are forecast to be approximately NZ$35 million.


ENDS